Exhibit 99.7

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4
MANAGEMENT INFORMATION CIRCULAR
FOR THE 2007 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON THE 28th DAY OF SEPTEMBER, 2007

This information is given as at August 28, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of SILVERCORP METALS INC. (the “Company”), for use at the Annual and Special General Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof.

In this Information Circular, references to “the Company”, “we” and “our” refer to SILVERCORP METALS INC. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Silvercorp” mean the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The telephone number is (604) 669-9397 and the facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of Canada.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the accompanying Form of Proxy are Directors of the Company. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax number within North America: 1-866-249-7775, outside North America: (416) 263-9524, not less than forty eight 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting.   Non-Registered / Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Information Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder you must vote by proxy by carefully following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary you will not be entitled to vote.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares without par value, each share carrying the right to one vote. As at the date hereof , the Company has issued and outstanding 49,165,262 fully paid and non-assessable common shares. The Company has no other classes of securities.

The directors of the Company have fixed August 28, 2007 as the record date for the determination of shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires shares after the record date and who wishes to attend the Meeting and to vote the transferred shares must demand, not later than 10 days before the Meeting, to be included in the list of shareholders prepared for the Meeting. Registered shareholders should contact Computershare and non-registered shareholders should contact the Intermediary through whom they acquired the shares.

On a show of hands, every individual who is present as a registered shareholder or as a representative of a registered shareholder will have one vote (no matter how many shares such registered shareholder holds). On a poll, every registered shareholder present in person or represented by a proxy and every person who is a representative of a registered shareholder, will have one vote for each common share registered in the name of the registered shareholder on the list of registered shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, there are no persons who, or companies that beneficially owned, directly or indirectly, or exercised control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at August 28, 2007.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at six. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders, or until his successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees herein listed. Management does not contemplate that any of these nominees will be unable to serve as a director.

The following table sets out the names of management’s nominees for election as directors, the province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each nominee exercises control or direction as of August 28, 2007:

Shares
Beneficially
Name, Position, Province		Period Served	Owned or
& Country of Residence	Present Principal Occupation(1)	as Director	Controlled(1)
(1)
Dr. Rui Feng	Chairman and CEO of the Company from	September 4,	784,600
Chairman, Chief Executive	September 2003 to present; President and	2003
Officer, and Director	Director of New Pacific Metals Corp.
British Columbia, Canada	since May 2004.
Myles Jianguo Gao	President of the Company from March	November 14,	432,700
President, Chief Operating	2003 to August 2006; COO of the	2002
Officer and Director	Company since August 2006; President
British Columbia, Canada	and COO of the Company since July 17,
2007 to present.
S. Paul Simpson(2)(3)	Lawyer with Armstrong Simpson,	June 24, 2003	291,985
Director	Barristers & Solicitors.
British Columbia, Canada
Greg Hall(4)(5)	Financial Consultant, February 2005 to	March 23, 2005	Nil
Director and Chair of Audit	Present.
Committee
British Columbia, Canada
Earl Drake (2)(4)	Adjunct Professor, Simon Fraser	July 24, 2006	Nil
Director	University at David Lam Centre for
British Columbia, Canada	International Communication;
Project Director, China Council for
International Cooperation on
Environment and Development;
Vice Chairman, Canada China Business
Council.
Yikang Liu (2)(4)	Deputy Secretary General of China	July 24, 2006	Nil
Director	Mining Association in September 2000.
Beijing, China

(1)	The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	Denotes Member of the Corporate Governance and Compensation Committee.
(3)	Mr. Simpson was the Corporate Secretary of Tournigan Ventures Corporation (now Tournigan Gold Corp) (“TVC”) on January 21, 2002, when the British Columbia Securities Commission (“BCSC”) issued a cease trade order (“CTO”) for failure to file its audited financial statements on time. The necessary materials were filed and the CTO was revoked by the BCSC on April 23, 2002, and by the Alberta Securities Commission (ASC)on May 10, 2002.

Mr. Simpson is Corporate Secretary of Salmon River Resources Ltd. (formerly WPI Gold Ltd.) (“WPI”). As a result of failure to file financial statements on time, WPI was the subject of CTOs issued by the ASC April 4, 2003 (revoked May 15, 2004) and December 5, 2003 (revoked on October 31, 2005), and the BCSC issued a CTO against WPI November 25, 2003, (revoked February 9, 2004). Revocations of the CTO’s were issued when appropriate materials were filed.

(4)	Denotes Member of the Audit Committee. Greg Hall is the Chair of the Audit Committee.
(5)	Mr. Hall was fined $1,000 plus costs of $250.00 pertaining to a proceeding dated March 18, 1987 and an order of settlement dated July 6, 1989. The proceeding related to a corporate investment account opened by Mr. Hall, which was found to be missing a required corporate resolution from March 1987 until August 1987.

As at the date of this Information Circular and within the ten years before the date of this Information Circular, except as disclosed herein, no proposed director:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

	i.	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

	ii.	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

	iii.	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has within 10 years before the date of the Information Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

CORPORATE GOVERNANCE

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities, which is attached hereto as Schedule “1”. This description was revised in light of the adoption of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing value for the shareholders of the Company.

The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is set out in Appendix “A” to this Information Circular.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2007:

Meeting(s) Attended in the Most Recently Completed Financial Year
Director	Board	Corporate Governance	Audit
		and Compensation	Committee
Committee
	1 Meeting	No Meetings	2 Meetings
Dr. Rui Feng	1 / 1	0 / 0	2 / 2
Myles Gao	1 / 1	0 / 0	n/a
S. Paul Simpson	1 / 1	0 / 0	1 / 2
Greg Hall	1 / 1	0 / 0	2 / 2
Earl Drake	1 / 1	0 / 0	2 / 2
Yikang Liu	1 / 1	0 / 0	1 / 2

As the Company’s operations are primarily in China, resulting in Executive Board Members and other Directors spending considerable time in China, it is difficult to schedule regular face to face meetings and Board decisions are often carried out by telephone meetings and formalized by consent resolutions.

Composition of the Board of Directors

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, each of Earl Drake, Greg Hall, Yikang Liu, and Paul Simpson, comprising a majority of the Board, were “independent” within the meaning of NI 58-101. Dr. Rui Feng, the Chair of the Board, is not considered independent as he is the Chief Executive Officer of the Company and Myles Gao is not considered independent, as he is the President and Chief Operating Officer of the Company. All of the persons named as nominees of management for election to the Board at the Meeting are considered independent, with the exception of Dr. Rui Feng and Myles Gao, for the reasons set out above.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of management, that management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the Committees of the Board and individual directors.

In addition, the Corporate Governance and Compensation Committee is responsible for determining and approving compensation for directors and senior officers. Fees payable to management and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile.

The Corporate Governance and Compensation Committee was previously two separate committees. The charter previously prepared for the Corporate Governance Committee is attached hereto as Schedule “2” and the charter previously prepared for the Compensation Committee is attached hereto as Schedule “3”. Both charters apply to the Corporate Governance and Compensation Committee and the Company plans to combine the charters in the future.

The Corporate Governance and Compensation Committee is comprised of Paul Simpson, Earl Drake, Yikang Liu, all of whom are independent directors pursuant to MI 52-110.

The Corporate Governance and Compensation Committee will be re-constituted after the Meeting.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “4”.

Composition of the Audit Committee

The current members of the Audit Committee are Greg Hall, Earl Drake, and Yikang Liu all of whom are considered independent pursuant to MI 52-110. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the Meeting.

Relevant Education and Experience

Greg Hall
Director

Mr. Hall is an experienced financial market professional with 24 years experience as a broker, senior executive officer and founder of a number of successful brokerage firms. He has also been extensively involved since 1984 in investments in China, including memberships on the board of directors of several private and public companies with projects in China. Mr. Hall was one of the founding directors of Dragon Pharmaceuticals Inc.

Earl Drake
Director

Mr. Earl Drake is currently Vice Chairman of the Canada China Business Council and Project Director of the China Council for the International Cooperation on Environment and Development and was previously the Ambassador of Canada to the People's Republic of China and the Republic of Indonesia. In the past 50 years, Mr. Drake was also the top Canadian representative in the governing councils of the Organization for Economic Cooperation and Development in Paris and the World Bank in Washington, DC and served in Ottawa as Assistant Deputy Minister for Asia-Pacific in the Foreign Affairs Department and as Vice President in the Canadian International Development Agency. Mr. Earl Drake an Adjunct Professor at Simon Fraser University in the Centre for International Communication. Mr. Drake has long experience in cross-cultural negotiation and communication to harmonize economic development goals with sustainable environmental policies and practices.

Yikang Liu
Director

Mr. Yikang Liu is the Deputy General Secretary of the China Mining Association and the 35th & 36th Vice-Chairman of the Geological Society of China . Before he retired in 2001, Mr. Liu was the Chief Geologist for the former Ministry of Metallurgical Industry of China. While there he made significant contributions to the amendment of the last China Mineral Resources Law. Mr. Liu, representing Chinese interests, is the person responsible for the establishment of the first Sino-foreign joint venture for mineral exploration in China. Mr. Liu has over 40 years of geological experience in managing, evaluating and exploring mineral projects for the Chinese government in China and in 17 countries around the world including Bolivia, Madagascar, the Philippines, Iran, and Peru. Mr. Liu is an Adjunct Professor of Geology at the Changchun College of Technology, Northeast University and the China University of Geoscience. Mr. Liu’s expertise is in mining development and exploration in China.

Reliance on Certain Exemptions

The Company has not relied on any exemptions under securities law in the past year regarding the Audit Committee.

During the last year, any recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

External Auditor Services Fees

The Audit Committee has reviewed the nature and amount of the services provided by Ernst & Young LLP to ensure auditor independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2007	Year Ended March 31, 2006
Audit Fees(1)	$190,000	$187,903
Audit-Related Fees (2)	Nil	$44,500
Tax- Fees (3)	$5,000	Nil
All Other Fees (4)	Nil	Nil
Total	$195,000	$232,403

(1)

 “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other fees billed by the Company’s auditors.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer, Chief Financial Officer, and the three other most highly paid executive officers of the Company and any of its subsidiaries with annual compensation in excess of $150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer at the end of the most recently completed financial year, hereinafter referred to as the Named Executive Officers (the “NEOs”).

Summary Compensation Table

		Annual Compensation				Long-Term Compensation
					Awards			Payouts
						Shares or
NEO					Securities	Units
Name					Under	Subject to
and				Other Annual	Options	Resale	LTIP	All other
Principal Position	Year	Salary	Bonus	Compensation	granted	Restrictions	Payouts	Compensation
		($)	($)	($)	(#)	($)	($)	($)
Dr. Rui Feng	2007	Nil	Nil	$168,750(1)	Nil	Nil	Nil	Nil
Chairman and	2006	Nil	Nil	$166,500(1)	Nil	Nil	Nil	Nil
CEO	2005	Nil	Nil	$123,500(1)	400,000(2)	Nil	Nil	Nil
Danny Hon(3)	2007	Nil	Nil	88,066(4)	Nil	Nil	Nil	Nil
Former CFO	2006	Nil	Nil	69,614(4)	Nil	Nil	Nil	Nil
	2005	Nil	Nil	$22,777(4)	50,000(2)	Nil	Nil	Nil
Grace Soo(5)	2007	$79,197	Nil	Nil	50,000(6)	Nil	Nil	Nil
CFO	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Consulting fees payable to a firm controlled by Dr. Rui Feng pursuant to a Consulting Agreement dated May 1, 2003.
(2)	Incentive stock options exercisable at $0.55 per share and expiring on October 24, 2009.
(3)	Danny Hon was the CFO of the Company from October 20, 2004 to August 29, 2006.
(4)	Consulting fees payable for accounting services.
(5)	Grace Soo was appointed as CFO of the Company on September 5, 2006.
(6)	Incentive stock options exercisable at $13.28 per share and expiring on August 29, 2011.

Long-term Incentive Plan (“LTIP”) Awards

A long term incentive plan (“LTIP”) is a plan providing compensation intended to motivate performance over a period greater than one financial year and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale.

The Company does not have a LTIP in place. No awards were made to the NEOs under any LTIP during the most recently completed financial year.

Options and Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted to or exercised by any NEOs or any directors during the most recently completed financial year.

Option Grants During the Most Recently Completed Financial Year

The Company granted the following stock options to purchase common shares during the fiscal year ended March 31, 2007 to the NEOs.

		% of Total		Market Value of
	Securities	Options		Securities
	Under	Granted to		Underlying
	Options	Employees in	Exercise or	Options on the
NEO	Granted	Financial	Base Price	Date of Grant
Name	(#)	Year	($/Security)	($/Security)	Expiration Date
Dr. Rui Feng
CEO	Nil	Nil	Nil	Nil	Nil
Danny Hon
Former CFO	Nil	Nil	Nil	Nil	Nil
Grace Soo
CFO	50,000	12%	$13.28	$13.28	August 29, 2011

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Options/SAR Values

Option Exercises During the Most Recently Completed Financial Year
Value of Unexercised in-
		Aggregate	Unexercised Options	the-Money Options at
	Securities	Realized	at Financial Year End	Financial Year End
	Acquired on	Value	Exercisable/	Exercisable ($)/
Name	Exercise	$	Unexercisable	Unexercisable ($)(1)
Dr. Rui Feng	Nil	Nil	600,000/Nil	10,780,000/Nil
Chairman, CEO
Danny Hon	50,000	617,500	Nil/Nil	Nil/Nil
Former CFO
Grace Soo	Nil	Nil	8,332/41,668	43,493/217,507
CFO

(1)     The closing price of the Company’s common shares on the TSX on March 30, 2007 was $18.50.

Option and SAR Repricing

There were no options or SARs held by the NEOs that were repriced during the most recently completed financial year.

Termination of Employment, Changes in Responsibility & Employment Contracts

The Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, Chairman and Chief Executive Officer

Dr. Rui Feng entered into a consulting agreement with SKN Resources Ltd. (the previous name of the Company) dated May 1, 2003 to provide the following services: assisting in introducing Company management and personnel to Chinese geological personnel; assisting in reviewing and acquiring mineral properties in China; and assisting in negotiating agreements, including mining agreements. Dr. Rui Feng’s consultancy fee, as stipulated under the agreement was initially $700 per day, plus applicable taxes, for each day services were provided to the Company. In addition, the agreement provides Rui Feng with incentive stock options, finders fees or bonuses, in amounts to be determined by the Board of Directors, for bringing mineral resource acquisition opportunities to the Company. All travel and other expenses actually and properly incurred in connection with the provision of services, subject to the furnishment of receipts to the Company in respect to such expenses, are reimburseable.

Dr. Rui Feng is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometers of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement.

The initial term of the agreement was one year without any formal renewal provisions. The agreement has been renewed and Dr. Rui Feng’s current billing rate is $750 per day, as approved by the Board of Directors of the Company.

Under the terms of the agreement, either party may terminate the agreement upon thirty (30) days written notice to the other party, with no obligations of the Company to Dr. Rui Feng, other than for services performed up to the date of the termination.

Grace Soo, Chief Financial Officer

On August 26, 2006, Grace Soo entered into an employment agreement with the Company to engage Grace Soo as Chief Financial Officer, effective September 5, 2006, for a term of three years. Pursuant to the terms of the agreement, Grace Soo will receive a base salary of $120,000 per annum, be entitled to four weeks vacation, and be granted 50,000 incentive stock options of the Company and 50,000 incentive stock options of New Pacific Metals Corp.

The agreement provides for reimbursement of any and all reasonable and documented expenses actually and necessarily incurred in connection with the performance of duties under the agreement. In addition, the agreement provides for reimbursement of annual professional membership fees .

The agreement may be terminated by the Company or Grace Soo upon one month’s notice within the first year and an additional month’s notice thereafter for each full or partial year of employment completed. In any such event, all outstanding options grants will vest immediately and Grace Soo will have 90 days to exercise the outstanding options.

On January 1, 2007, Grace Soo’s base salary was increased to $150,000 per annum. On May 4, 2007, the Company confirmed by letter agreement, that on termination the 50,000 stock options of the Company, and the 50,000 stock options of New Pacific Metals Corp. would vest immediately. In addition, the Company and Grace Soo agreed that any further options granted would vest pursuant to the respective stock option agreements of the Company and New Pacific Metals Corp.

Composition of the Compensation Committee

See “Corporate Governance and Compensation Committee” for a description of the composition of the Corporate Governance and Compensation Committee.

Report on Executive Compensation

The Compensation Committee has prepared this report on executive compensation. The committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan. The committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, packages are structured to enhance shareholder value and provide incentives that are commensurate with performance. The Company has employed a combination of base compensation and equity participation through its stock option plan. In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

During the 2007 fiscal period, compensation has been in line with prior years packages, which in respect of total cash compensation has been below the market median for comparable companies. A consulting firm has been retained to advise the Compensation Committee on bringing the compensation packages for executive officers and the overall equity participation plan in line with mining and mineral exploration companies of a comparable size listed on the S&P/TSX Small Cap and Capped Gold Indexes and with operations at a similar or a more advanced stage.

Base Compensation

In the committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The committee historically set the rate for the CEO’s base compensation in line with its early status as a mineral exploration company. In light of the Company’s rapid advancement to mining, and revenue production, the Compensation Committee will rely in part on independent consultants’ advice as to appropriate comparable packages. In recommending the compensation for the remaining executive officers and the Board, the committee reviews the CEO’s base compensation and compensation paid to equivalent executive officers within the industry.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. During the 2007 fiscal year the Board granted to all optionees options to purchase a total of 433,500 shares, which represented 0.89% of the outstanding shares of the Company at year-end.

Performance bonuses

Performance bonuses awarded for the fiscal 2007 year were based primarily on three elements: (1) share performance; (2) Company performance, and (3) individual executive officer’s performance. With the exception of the past president of the Company, no bonuses were granted to named employees;

Company’s Performance

Executive compensation is related in part to the Company’s performance in the form of performance bonuses awarded. It is difficult in the mineral exploration and early stage mining industry, where growth of the Company is in its early stages, to quantitatively measure the Company’s performance. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by such items as:

  earnings per share and overall financial performance;

  development progress on the Company’s projects;

  the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

  confidence of the investment community in the Company;

  absence of negative dealings with regulatory agencies.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Company’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. In establishing the CEO’s compensation, the Board considers salaries paid to other CEOs whose market capitalization is similar to that of the Company and the CEO’s contribution to the affairs of the Company.

Performance Graph

The common shares of the Company commenced trading on the TSX on October 24, 2005 under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The following chart compares the total cumulative shareholder return for CDN$100 invested in common shares of the Company on March 31, 2001, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from March 31, 2001 to March 31, 2007. The common share performance as set out in the graph does not necessarily indicate future price performance.

			Cumulative Total Returns ($)
For Date	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2001	2002	2003	2004	2005	2006	2007
SVM	100.00	550.00	8,500.00	12,950.00	9,700.00	99,000.00	92,500.00
S&P/TSX Composite Index	100.00	103.20	83.24	112.85	126.35	159.18	173.05
S&P/TSX Global Gold Index	100.00	169.47	155.27	219.38	185.21	285.17	291.88

For Date	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2001	2002	2003	2004	2005	2006	2007
Actual Date	Mar 31,	Mar 29,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 30,
	2001	2002	2003	2004	2005	2006	2007
SVM Closing Price	$0.02	$0.11	$1.70	$2.59	$1.94	$19.80	$18.50
S&P/TSX Composite Index	7,608.00	7,851.47	6,332.60	8,585.93	9,612.38	12,110.61	13,165.50
S&P/TSX Global Gold Index	104.78	177.57	162.69	229.87	194.06	298.80	305.83

Compensation of Directors

The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year.

The following table sets out compensation paid to directors in the financial year ended March 31, 2007:

Directors’ Fees During 2007

Name of Director	Director’s Fee	Consulting Fees	Other Compensation	Total
Dr. Rui Feng	$0	$168,750(1)	$0	$168,750
Myles Gao	$0	$143,518(2)	$0	$143,518
S. Paul Simpson	$1,500	$87,642(3)	$5,000	$94,142
Greg Hall	$1,500	$0	$0	$1,500
Earl Drake	$25,000	$0	$0	$25,000
Yikang Liu	$13,404	$0	$0	$13,404

(1)	Consulting fees payable to a firm controlled by Dr. Rui Feng pursuant to a Consulting Agreement dated May 1, 2003.
(2)	Consulting fees payable to Myles Gao and to a firm controlled by Myles Gao pursuant to a Consulting Agreement dated March 1, 2004.
(3)	Legal fees and disbursements paid to a law firm, Armstrong Simpson, Barristers and Solicitors of which Paul Simpson is a Partner.

There are no formal plans pursuant to which options to purchase securities of the Company are granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with the policies of the TSX and its stock option plan, at the discretion of the Board.

The following table sets out the options received by directors, in their capacity as a director, during the financial year ended March 31, 2007:

Option Grants to Directors During 2007

			Market Value of
	Securities		Securities Underlying
	Under Options	Exercise or Base	Options on Date of
Name of Director	Granted	Price	Grant	Expiration Date

Dr. Rui Feng	Nil	$0.00	$0.00	n/a
Myles Gao	Nil	$0.00	$0.00	n/a
S. Paul Simpson	Nil	$0.00	$0.00	n/a
Greg Hall	Nil	$0.00	$0.00	n/a
Earl Drake	50,000	$12.95	$12.95	July 23, 2011
Yikang Liu	50,000	$12.95	$12.95	July 23, 2011

Related Party Transaction

(a)	During the year ended March 31, 2007, the Company incurred the following related party transactions:

	(i)	consulting fees of $173,750 (2006 - $174,000) payable to a company owned by an officer and director of the Company and to an officer of the Company;

	(ii)	legal fees of $87,642 (2006 - $77,546) payable to a law firm controlled by a director of the Company;

	(iii)	management fees of $143,518 (2006 - $128,801) payable to company owned by an officer and director of the Company, and to an officer and director of the Company;

	(iv)	accounting fees of $88,066 (2006 - $69,614) payable to an accounting firm controlled by a former officer of the Company;

	(v)	directors’ fees of $41,404 (2006 - $nil); and,.

	(vi)	expenses and exploration costs recovery of $366,550 (2006 - $nil) from NUX.

(b)	As of March 31, 2007, the related transaction balances included the following:

	(i)	$nil (2006 - $22,085 which was included in accounts payable) due to a law firm controlled by a director of the Company;

	(ii)	$nil (2006 - $32,843 which was included in accounts payable) due to three directors for their services provided;

	(iii)	$nil (2006 - $8,246 which was included in accounts payable) due to an accounting firm controlled by a former officer of the Company;

	(iv)	$nil (2006 - $5,812) due to two directors for expenses incurred on behalf of the Company;

	(v)	$nil (2006 - $14,199) due to a company with a former director in common for expenses incurred on behalf of the Company;

(vi)	$39,750 (2006 - $17,130) due to a company controlled by a director of the Company for its services provided;

(vii)	$151,769 (2006 - $nil ) due from the joint venture partner of Huawei for funds advanced by Huawei; and,

(viii)	$32,660 (2006 - $nil) due from a Chinese company related by common control; and,

(ix)	$1,377,863 (2006 - $nil) due to NUX for funds advanced from NUX and services rendered and costs incurred on behalf of NUX by the Company.

On December 8, 2006, the NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan Jin Chang Jiang Mining Co. Ltd. (“YJCJM” and the “Trustee”), an equity investee of the Company, to hold in trust for NUX, two exploration permits (“Guangdong Project”) located in Guangdong Province, China. Pursuant to the agreement, NUX paid $35,331 (US$30,000 ) to the Company as handling fee and NUX is responsible for all costs in relation to the exploration permits.

On January 25, 2007, NUX advanced to the Company $1,461,092 (US$1,240,000). The loan is unsecured, non-interest bearing, and due on demand. The loan will be paid by offsetting the Guangdong Project exploration expenditures incurred by the Trustee on behalf of NUX.

On March 15, 2007, the Company participated in NUX’s private placement and acquired 900,000 units at $2.50 per unit with warrants to acquire a further 450,000 units at $3.00 per unit per a period of one year to expire on March 15, 2008. As at the date of this report, the Company owns 4,987,501 common shares of NUX representing an equity interest of 17.7% .

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

ISSUER BID

On June 13, 2006, the Company believed that the then prevailing market conditions had resulted in the Company’s shares being undervalued relative to the immediate and long term value of the Company’s Ying-Silver-Lead-Zinc Property and accordingly the Board of Directors approved a normal course issuer bid to acquire up to 1,000,000 of its Common Shares (being approximately 2% of the 47,818,407 shares issued and outstanding as at June 14, 2006), over a one year period. Purchases were made at the discretion of the CEO and Chairman at prevailing market prices, through the facilities of the TSX. A total of 420,500 shares were acquired under the normal course issuer bid through the facilities of the TSX and were returned to treasury and cancelled. The normal course issuer bid has now expired.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its stock option plan (the “Plan”) which was previously approved by the shareholders on November 14, 2002 and an amendment to the Plan was approved by the shareholders on October 20, 2004 and August 24, 2006. The Plan, upon shareholder approval, was further amended October 24, 2005, to bring it in to compliance with the policies of the TSX in conjunction with the listing of the Company’s share on the TSX on that date. On August 24, 2006 an amendment to the Plan was approved by the shareholders to increase the maximum aggregate number of shares issuable pursuant to options granted under the Plan, inclusive of all other stock options outstanding from 5,100,000 to 6,500,000 (the “Amended Plan”). This amendment to increase the number of options issuable under the Plan in order to provide the Company with added flexibility in attracting directors, officers, employees and consultants and in motivating such persons to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company.

The Plan has been established to attract and retain directors, officers, employees and consultants to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Plan is administered by the directors and Compensation Committee of the Company. The Plan currently provides that the aggregate number of shares issuable under the Plan, inclusive of all other stock options outstanding shall not exceed 6,500,000.

The full text of the Plan is attached hereto as Schedule “5”.

The Company has an authorized capital of an unlimited number of common shares without par value, of which 49,165,262 common shares were issued and outstanding as fully paid and non-assessable as of August 28, 2007. A further 2,893,034 common shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as at the date hereof.

All of the common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each common share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The common shares presently issued are not subject to any calls or assessments.

Under its Stock Option Plan, the Company may grant options to purchase up to 6,500,000 common shares to directors, officers, employees and consultants. As of the date of this circular, the Company has granted options to purchase 5,498,400 common shares at exercise prices from $0.35 to $20.21 per share and terms ranging from three to five years, with the last options expiring on April 10, 2012. Of the options granted, 1,642,411 remain outstanding.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2007:

Plan Category	Number of securities to be	Weighted-average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuance
	outstanding options, warrants	outstanding	under equity compensation
	and rights	options, warrants	plans (excluding securities
		and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans	2,056,636 common shares	$3.58	1,406,250 common shares
approved by securityholders
Equity compensation plans not	N/A	N/A	N/A
approved by securityholders
Total	2,056,636 common shares	$3.58	1,406,250 common shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

During the Company's last completed financial year-ended March 31, 2007, no director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals has been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive / senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Company's last completed financial year, no insider of the Company, nominee for director, or any associate or affiliate of an insider, has any material interest, direct or indirect, in any material transaction or in any proposed transaction, which, in either case, has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

It is proposed that Ernst & Young, LLP, Chartered Accountants of Vancouver, British Columbia be reappointed as the auditors of the Company to hold office until the next annual meeting of the shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration.

Unless otherwise specified, the persons named in the enclosed Form of Proxy will vote for the appointment of Ernst & Young, Chartered Accountants, of Vancouver, BC as auditor of the Company until the next Annual and Special General Meeting of Shareholders, at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Split 1:3

The Board of Directors of the Company has determined that it is desirable and in the best interest of the Company to declare a 1 to 3 split of the Company’s common shares, pursuant to which every one (1) share will be split into three (3) shares.

Shareholders will be asked to approve the proposed 1:3 stock split at the Meeting. The stock split will remain subject to obtaining approval from the TSX.

“RESOLVED, as an ordinary resolution, that:

1.	The 1:3 split of the Company’s common shares be and is hereby approved, ratified and confirmed; and

2.	Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

Approval and Ratification of Acts of Directors and Officers

Shareholders will be asked to confirm, ratify and approve all acts, deeds, things done by, and the proceedings of the Directors and officers of the Company on behalf of the Company during the preceding year.

“RESOLVED, as an ordinary resolution, that:

1.	Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Shareholders of Silvercorp Metals Inc. (the “Company”) for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since April 1, 2006 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and,

2.	Without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

OTHER BUSINESS

Management of the Company knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR), website at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2007. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A, alternatively they can be found at www.sedar.com and the Company’s website at www.silvercorp.ca

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 28th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

                        “Rui Feng”

Dr. Rui Feng, Chairman, CEO and Director

SCHEDULE “1”

     SUMMARY OF ROLES AND RESPONSIBILITIES
OF THE BOARD OF DIRECTORS OF THE COMPANY

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

  To act honestly and in good faith with a view to the best interests of the Company.

  To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

  Consistent with its responsibilities to the Company, to further the interests of the shareholders.

  To consider business opportunities and risks, and to adopt strategic plans from time to time.

  To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

  To develop an investor relations and shareholder communications policy for the Company.

  To oversee management’s adoption of effective internal control and management information systems.

  To review and approve annual and quarterly financial statements and the publication thereof by management.

  To approve operating plans and any capital budget plans.

  To select and approve all key executive appointments, and to monitor executive development.

  To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

  To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

  To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

  To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

  To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “2”

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Company has established a Corporate Governance Committee of the Board of Directors which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

  To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  To advise the Board on issues of conflict of interest for individual directors.

  To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

  To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

  To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

  With assistance of management, to organize and provide an orientation program for new directors where appropriate.

  To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

  To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public Company obligations.

  To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, the goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Committee’s duties and responsibilities are:

  To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

  To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

  To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

  To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

  To ensure there are appropriate training, development and benefit programs in place for management and staff.

  To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

  To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

  To perform such other functions as the Board may from time to time assign to the Committee.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

	(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

	(b)	the compensation of the external auditor.

(2)	The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)	The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.

2

SCHEDULE “5”

STOCK OPTION PLAN (2002)
(amended October 20, 2004, October 24, 2005, August 24, 2006)

PART 1
INTERPRETATION

1.01	Definitions In this Plan the following words and phrases shall have the following meanings, namely:

	(a)	“Board” means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by to Section 3.01 hereof;

	(b)	“Company” means SILVERCORP METALS INC.;

	(c)	“Consultant” means an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries, including a Service Provider as defined by The Toronto Stock Exchange, and who is permitted by Exchange Policy and by Securities Laws to receive, either directly or through a company, shares or options of the Company in exchange for services;

	(d)	“Director” means any director of the Company or of any of its subsidiaries;

	(e)	“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

	(f)	“Exchange” means the The Toronto Stock Exchange;

	(g)	“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

	(h)	“Expiry Date” means not later than ten years from the date of grant of the option or such shorter period as prescribed by the Exchange;

	(i)	“Insider” has the meaning ascribed thereto in the Securities Act (British Columbia);

	(j)	“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act;

	(k)	“Option Price” means the price at which options may be granted in accordance with Exchange Policy and Securities Laws;

	(l)	“Officer” means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act (British Columbia);

	(m)	“Outstanding Issue” is determined by Exchange Policy and by Securities Laws;

	(n)	“Plan” means this stock option plan as from time to time amended;

	(o)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

	(p)	“Securities Laws” means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

	(q)	“Shares” means common shares of the Company.

1.02        Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01        Purpose The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3
GRANTING OF OPTIONS

3.01        Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02        Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03        Grant by Resolution The Board may, by resolution, designate eligible persons who are bona fide Employees, Consultants, Officers or Directors, or corporations employing or wholly owned by such Employee, Consultant, Officer or Director, to whom options should be granted and specify the terms of such options which shall be in accordance with Exchange Policy and Securities Laws.

3.04        Terms of Option The resolution of the Board shall specify the number of Shares that should be placed under option to each such Employee, Consultant, Officer or Director, the Option Price to be paid for such Shares upon the exercise of each such option, and the period, including any applicable vesting periods required by Exchange Policy, or by the Board or Committee, during which such option may be exercised.

3.05        Written Agreement Every option granted under this Plan shall be evidenced by a written agreement, containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01        Exercise Price The exercise price of an option granted under this Plan shall not be less than the Option Price at the time of granting the options. In any event, no options shall be granted which are exercisable at a price of less than permitted by Exchange Policy.

4.02        Expiry Date Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.03        Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an option under this Plan and subject to the provisions of Section 6.03 hereof, specify a particular time period or periods following the date of granting the option during which the optionee may exercise his option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such optionee may exercise his option during each such time period.

Schedule 5-2

4.04        Number of Shares To one Person the number of Shares reserved for issuance to any one person pursuant to options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the options.

4.05        Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in the optionee’s Option Agreement.

4.06        Death of Optionee If a Director, Officer, Consultant or Employee dies prior to the expiry of his option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the option, exercise that portion of an option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

4.07        Assignment No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such optionee.

4.08        Notice Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.09        Payment Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an option shall be paid for in full at the time of their purchase.

4.10        Options to Employees, Consultants or Management Company Employees In the case of options granted to Employees, Consultants or Management Company Employees, the optionee must be a bona-fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or its subsidiary.

PART 5
RESERVE OF SHARES FOR OPTIONS

5.01        Sufficient Authorized Shares to be Reserved Whenever the Memorandum or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan. Shares that were the subject of options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

5.02        Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to options granted under this Plan, inclusive of all other stock options outstanding shall be 6,500,000 shares.

5.03        Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in:

(a)	the number of Shares reserved for issuance to Insiders pursuant to stock options exceeding 10% of the Outstanding Issue;

(b)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue; or

(c)	if required by Exchange Policy or Securities Laws, the issuance to Consultants of a number of Shares exceeding 2% of the Outstanding Issue.

Schedule 5-3

PART 6
CHANGES IN OPTIONS

6.01        Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.02        Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03        Effect of a Take-Over Bid If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option (“Option Shares”) will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein including any extensions thereof; or

(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 4.03 shall be reinstated. If any Option Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

6.04        Acceleration of Expiry Date If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

6.05        Effect of a Change of Control If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee. “Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

PART 7
SECURITIES LAWS AND EXCHANGE POLICIES

7.01        Exchange's Rules and Policies Apply This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of options shall be governed by the rules and policies of such new tier

Schedule 5-4

or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8
AMENDMENT OF PLAN

8.01        Board May Amend The Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the optionees concerned, affect the terms and conditions of options previously granted under this Plan which have not then been exercised or terminated.

8.02        Exchange Approval Any amendment to this Plan or options granted pursuant to this Plan shall not become effective until such Exchange and shareholder approval as is required by Exchange Policy and Securities Laws has been received.

8.03        Amendment to Insider’s Options Any amendment to Options held by Insiders of the Company at the time of the amendment, which results in a reduction in the exercise price of the options, is conditional upon the obtaining of disinterested shareholder approval to that amendment.

PART 9
EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

9.01        Other Options Not Affected This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of this Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10
OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01        No Rights Until Option Exercised An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

PART 11
EFFECTIVE DATE OF PLAN

11.01        Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, options may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange.

DATE OF PLAN: November 14, 2002
AMENDED: October 20, 2004; October 24, 2005, August 24, 2006.

Schedule 5-5

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE OF
SILVERCORP METALS INC. (the “Company”)

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)			Corporate Governance Practices of the Company
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent”, within the meaning of NI 58-101: S. Paul Simpson, Greg Hall, Earl Drake and Yikang Liu.
	(b)	Disclose the identity of directors who	The following directors are not independent for the reasons stated: Dr. Rui Feng is currently CEO and Chairman of the Company and Myles Gao is currently President and COO of the Company.
	(c)	Disclose whether or not a majority of	A majority of the Company’s directors are independent, as four of the six persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dr. Rui Feng is a director of New Pacific Metals Corp., S. Paul Simpson is a director and chairman of Maxy Gold Corp. and Greg Hall is a director and audit committee member of Acero-Martin Exploration Inc. and a director and chairman of Ivory Energy Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors are encouraged to hold meetings at which non-independent directors and members of management are not in attendance on an ad hoc basis.

As the Company’s assets are primarily in China, resulting in Executive Board Members and other Directors spending considerable time in China, it is difficult to schedule regular face to face meetings and Board decisions are often carried out by telephone meetings and formalized by a consent resolutions.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Rui Feng, Chair of the Board, is not an independent director.

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere.

The terms of the Board’s Mandate are attached hereto as Schedule “1” Summary of Roles and Responsibilities of the Board of Directors of the Company.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)			Corporate Governance Practices of the Company
	(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended March 31, 2007, the Board held 1 Board meeting. The following is a list of the directors’ attendance record:

Dr. Rui Feng - attended 1 of 1 Board meeting

Myles Gao - attended 1 of 1 Board meeting

S. Paul Simpson - attended 1 of 1 Board meeting

Greg Hall - attended 1 of 1 Board meeting

Earl Drake – attended 1 of 1 Board meeting

Yikang Liu - attended 1 of 1 Board meetings

2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities.

The terms of the Board of Directors Mandate are attached hereto as Schedule “1” Summary of Roles and Responsibilities of the Board of Directors of the Company.

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached hereto as: Schedule “2” Corporate Governance Committee Charter, Schedule “3” Compensation Committee Charter; and Schedule “4” Audit Committee Charter.

3.	Position Descriptions
(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The chair of each committee of the Board has been provided with a Committee Charter and has accepted leadership responsibilities for ensuring compliance with the applicable charter. Each Committee chair is sufficient skilled through education and experience to lead the respective committee.

The Board delineates the role and responsibilities of the Board chair and chair of each Board committee by reference to industry norms, past practice and through discussions at Board and committees of the Board meetings.

The Board is satisfied that its current practices sufficiently specify the roles and responsibilities for the chair of the Board and the chair of each Board committee.

Appendix A-2

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)		Corporate Governance Practices of theCompany
(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and CEO have not adopted a written position description for the CEO.

The Board delineates the role and responsibilities of the CEO by reference to industry norms, past practice and through discussions at Board meetings.

While the Board is satisfied that its current practices sufficiently specify the roles and responsibilities for the CEO, it is considering adopting a written position description for the CEO.

4.	Orientation and Continuing Education
(a)

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors have been and will continue to be given tours of the Company’s silver-lead-zinc mines, development, and exploration sites to give the directors additional insight into the Company’s business.

In addition, from time to time the Company instructs its general counsel to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities.

Appendix A-3

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)		Corporate Governance Practices of the Company
5.	Ethical Business Conduct
(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

The Company’s corporate governance committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favor of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any wrong doing to the Audit Committee. For the most recently completed financial year, no events were reportable.

Appendix A-4

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)			Corporate Governance Practices of the Company

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the Company’s General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s Corporate Governance and Compensation Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
	(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its shareholders.

The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Appendix A-5

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)			Corporate Governance Practices of the Company
7.	Compensation
	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Company’s CEO and Corporate Governance and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the Company’s executive officers.

The Corporate Governance and Compensation Committee must be comprised of at least three Directors, a majority of whom shall be independent. The Chair of the Corporate Governance and Compensation Committee is currently S. Paul Simpson.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to the compensation of the executive officers of the Company. The goals of the Compensation Committee are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance and the interests of shareholders to maximize shareholders’ value.

The Compensation Committee’s duties and responsibilities are:

• To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

• To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

• To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

• To review the disclosure to be made of director and executive remuneration in the Company’s information circulars.

• To ensure there are appropriate training, development and benefit programs in place for management and staff.

• To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Appendix A-6

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)		Corporate Governance Practices of the Company

• To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

• To perform such other functions as the Board may from time to time assign to the Compensation Committee.

• To review its charter and assess annually the adequacy of its mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

No compensation consultant or advisor was retained by the Company during the recently completed financial year that was reportable.

8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above.
9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Compensation Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees may review their respective charter and conduct reviews of applicable corporate policies.

Each Board member is significantly qualified through their current or previous professions. Each member participates fully in each meeting having in all cases been specifically canvassed for their input.

Appendix A-7